UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File No. 1-13146

THE GREENBRIER COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Oregon	93-0816972
(State of Incorporation)	(I.R.S. Employer Identification No.)

One Centerpointe Drive, Suite 200, Lake Oswego, OR	97035
(Address of principal executive offices)	(Zip Code)

Martin R. Baker

(503) 684-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 3, 2013.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Greenbrier Companies, Inc. (the “Company,” “Greenbrier” “we,” “us’” or “our”) is one of the leading designers, manufacturers and marketers of railroad freight car equipment in North America and Europe, a manufacturer and marketer of marine barges in North America and a leading provider of wheel services, railcar refurbishment and parts, leasing and other services to the railroad and related transportation industries in North America.

We support ending the violence and human rights abuses taking place in the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (the “Covered Countries”). We are committed to ensuring that any conflict minerals necessary to the functionality or production of our products are sourced from conflict free sources that do not fund armed conflict in the Covered Countries. In connection with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”), we have adopted and posted on our public internet site a company policy (the “Conflict Minerals Policy”) for the supply chain of conflict minerals. As used herein and in the Conflict Minerals Policy, “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite and their derivatives (currently limited to tantalum, tin and tungsten), and any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries without regard to the location of origin of the minerals or derivative metals. Our Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

•	Use materials that are “DRC conflict free,” within the meaning of the Conflict Minerals Rule, in the products they sell to Greenbrier.

•	Complete a conflict minerals questionnaire in a timely manner.

•	If requested, provide supporting documentation.

The Conflict Minerals Policy indicates that, in the event that we determine that a supplier’s efforts to comply with the Conflict Minerals Policy have been insufficient or the supplier fails to cooperate in developing and implementing reasonable steps to comply, we reserve the right to take appropriate actions necessary up to and including discontinuing the business relationship with the supplier.

During the period from January 1, 2013 to December 31, 2013, we manufactured certain units of one of our railcar products which contain conflict minerals that we believe are necessary to the functionality or production of those units of that products. However, conflict minerals constitute only a small portion of the materials content of these units of our product.

Item 1.02 Exhibit

A copy of the Company’s 2013 Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at http://www.gbrx.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

SECTION 2. EXHIBITS

Item 2.01 Exhibits

Exhibit 1.02 – The Greenbrier Companies, Inc. 2013 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Greenbrier Companies, Inc.
(Registrant)

/s/ Martin R. Baker	May 30, 2014
Martin R. Baker Senior Vice President, Chief Compliance Officer and General Counsel	(Date)